Filed by: US Unwired Inc.

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 193.

Subject Company: US Unwired Inc.

Commission File No: 000-22003


                            DATE: DECEMBER 20, 2001
                               TIME:  10:00 A.M.

                                CONFERENCE CALL



OPERATOR:

     This is a US Unwired, Incorporated conference call. This is a reminder that today's call is being recorded. Now, at this time, for opening remarks and introductions, I would like to turn the call over to Mr. Eddie Jones. Please go ahead, Mr. Jones.

MR. JONES:

     Good morning and welcome to this US Unwired and IWO Holdings conference call. With us today are Robert Piper, President and Chief Executive Officer of US Unwired; Jerry Vaughn, Chief Financial Officer of US Unwired; Steve Nielsen, President and Chief Executive Officer of IWO Holdings and Tim Medina, Chief Financial Officer of IWO Holdings.

     Before we begin, I will read the Safe Harbor statement. Certain statements contained in this presentation such as statements concerning US Unwired and/or the combined companies anticipated performance, plans for growth and anticipated financial results and other factors that could affect future Operations or performance and other nonhistorical facts or forward looking statements made for pursuant to the Safe Harbor Provision of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risk and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include the ability to successfully integrate the two businesses, the competitiveness of and the financial impact of Sprint PCS pricing plans, products and services, the ability of Sprint PCS to provide back office customer service and other services, consumer purchasing patterns, potential fluctuations and quarterly results and adequate supplies to provide for equipment, risk related to our ability to compete with larger more established businesses, rapid technological and market change, risks related to future growth and expansion, the ability to successfully complete the build out of the IWO Holdings network, the potential need for additional capital, unanticipated future losses, the significant level of indebtedness of the combined companies and volatility of US Unwired stock price. A detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this presentation, please refer to US Unwired's and IWO Holdings' Securities and Exchange Commission, especially in the investment considerations and/or risk factors, Unwired's Form 10-K for the fiscal year ended December 31, 2000; US Unwired's Form 10-Q for the fiscal quarter ended September 30, 2001; IWO Holdings' Form S-4 dated July 27, 2001 and IWO Holdings' Form 10-Q for the fiscal quarter ended September 30th, 2001, and in subsequent filings with SEC. Neither company will undertake to update or revise any forward looking statement contained herein. Now, I turn the call over to Robert Piper.

                                     -END-

MR. PIPER:

     Okay, Eddie. Thank you. Good morning and thank you all for joining us - especially on such short notice. Today we are thrilled to discuss with you some very exciting news. US Unwired has agreed to acquire Independent Wireless One, also known as IWO, another Sprint network partner with a strong Northeast footprint. The transaction will create the largest Sprint PCS affiliate service territory with about 16 million people in 13 states across the Northeast and Gulf Coast regions. I'm going to let Jerry talk to you in more detail about the financial dynamics of the transaction, but let me briefly say it is an all-stock transaction with an enterprise value of approximately $558 million and about a 100 million of which is the assumption of net debt. At closing, US Unwired shareholders will own 66 1/2 percent of the combined company with IWO shareholders owning the balance, and US Unwired's Class B shareholders will convert to Class A common stock on a 1-for-1 basis. The makeup of our Board of Directors will pretty much mirror the ownership percentages going forward. Chris Stadler and Tom Sullivan, representatives of Investcorp, IWO's majority shareholder and Harley Ruppert, President and CEO of Newport Telephone Company, a founder of IWO, will join US Unwired's Board. They will comprise three seats of a nine-member board which will remain chaired by William Henning, Jr. Let me just take a few moments and explain to you folks some of the rationale for completing this transaction because from our perspective this opportunity truly is unique and provides for some real advantages to US Unwired's current operations.

     First and foremost let's begin with property demographics. IWO has 138 people per square mile. That's almost double the 72 that US Unwired currently enjoys. In the long run, that equates to a better economic scale. The IWO markets have a medium household income of about 20 percent higher than US Unwired's. IWO averages one less competitor per market than we currently see in the south. IWO has 30 megahertz of spectrum across all its properties. US Unwired averages 24 and finally IWO has about 20 percent greater interstate traffic density than does US Unwired. So, from a property demographic standpoint, this transaction is definitely an up-tick. Secondly, this transaction provides US Unwired with additional depth in senior management. Steve Nielsen, President and CEO of IWO and to whom I'll turn the call over to in a moment has agreed to become the COO of the combined company. Steve has 17 years of industry experience, a great track record in building IWO and a strong relationship with Sprint, having previously served as a vice president in their finance group. Thirdly, this transaction is the combination of two operators that have historically been strong performers. IWO joins with an affiliate who has successfully focused on profitable growth, as illustrated with two consecutive quarters of positive EBITDA. The combined entity at the end of the third quarter would have had over 360,000 subscribers, 16 million POPs, 10.2 million covered POP's and over 100 million in quarterly revenue. Fourthly, this transaction combines two companies that are significantly overfunded. And finally, this transaction provides US Unwired with the benefit of geographic diversity. We're adding a significant footprint in the Northeast including one of the largest Sprint affiliated territories, Albany, New York, with over 1 million POPs. The properties are adjacent to major Sprint markets including New York City and Boston. So, IWO's travel corridors combined with ours should help keep our net travel position strong. This is a story that kind of culminates in the theme that if you liked US Unwired before,

                                     -END-
     you're going to love us now because our business foundation and our fundamentals have just gotten a lot better. And with that let me turn the call over to Steve to provide some additional color on IWO.

MR. NIELSEN:

     Thank you, Robert. I'm extremely pleased to be sitting here today as a part of US Unwired and I'm very proud that the IWO team has built a successful and valuable business that warrants the interest of US Unwired and the public. I believe the potential of the two companies is extraordinary and my team and I are looking forward to being part of the future of US Unwired. Let me spend a few minutes giving you an overview of IWO. IWO is the sixth largest Sprint PCS network partner. We provide coverage to a population of 3.5 million covering 50 percent, 57 percent of our licensed POPs, and we serve over 125,000 subscribers. Our territory spans 19 contiguous markets in New York, New Hampshire, Vermont and portions of Massachusetts and Pennsylvania and includes Albany, New York, the 57th largest BTA in the United States and the capital of New York State. We're contiguous to the key Sprint PCS metro markets of New York City, Boston, Hartford and Rochester, Buffalo. Running through our territory are principle highways connecting Toronto and Montreal to US Metropolitan Centers of New York, Boston and Philadelphia. We enjoy very attractive high quality demographics. Of the large Sprint PCS affiliates, IWO has the highest population density, the highest median income and the highest interstate traffic density. Our sales and marketing leadership is driving our subscriber growth and strong operational performance. We have grown our distribution to over 300 points of sale surpassing all of the competitors in our region. In 2001, IWO has experienced rapid growth and we entered the fourth quarter with very strong momentum. In the third quarter, we reported sequential revenue growth of 31 percent and for the first nine months of the year we grew by 93 percent compared to the same period last year. We've increased revenue from $20 million in the first quarter to 32 million in the third quarter and we have increased our subscriber base from around 92,000 in the first quarter to over 125,000 in the third quarter. This is nearly double the size of our subscriber base in the third quarter of last year. We're achieving strong growth and traction with an analyzed rate of incremental penetration of nearly 2.7 percent up from 1.4 percent in the second quarter. Our EBITDA before selling and marketing handsets subsidy was $3.7 million compared to just over break even in the second quarter demonstrating the operating leverage that we're obtaining from our growing subscriber base and we are continuing to ramp up our growth by expanding our network, expanding our distribution reach and by launching new markets. We are extremely pleased to join US Unwired. This is a winning combination of strengths, strong markets, strong leadership and strong growth potential all of which will drive our success. With that I would like to turn time over to Jerry Vaughn.

MR. VAUGHN:

     Thanks, Steve. In addition to sharing outstanding demographics and strong operating performance, both companies have fully funded business plans with a significant cash cushion which exceeds projected funding needs by approximately $200 million. As a combined company, we expect to be EBITDA positive in 2002. Once the transaction closes, we will be able to provide you with guidance for the new US Unwired. While this transaction was done for strategic and shareholder return reasons, one of the benefits is that

                                     -END-
     we can affectively address the issue of float and stock liquidity. We have diligently worked with major shareholders of both companies and our financial advisers to craft a plan to proactively manage shareholder liquidity. After the close, there will be a 120-day lock-up for all shareholders. During the 120-day lock-up period, if market conditions permit, we will pursue a secondary offering to provide IWO shareholders liquidity. Following any secondary offering, we will have the standard 90-day lock-up's. If there is no public offering during that 120-day period, the IWO shareholder will be subject to standard lock-up whereby the lock-up is phased out over time. We expect to close the transaction in April of 2002. At the closing, IWO will become a wholly owned, unrestricted subsidiary of our company. While the Boards of Directors of both companies have approved the transaction, it is still subject to the approvals of the shareholders and the senior credit lenders for both companies, Sprint PCS and Hart-Scott Rodino. Both companies have received support agreements from their major shareholders representing in excess of 50 percent of each company's voting power. By coupling our attractive markets with larger scales and the Sprint PCS brand, US Unwired has enhanced not only its growth but its profit prospects. With that we will be happy to answer any questions. Sarah, if you could open the floor up, please.

OPERATOR:

     Yes, sir. The question and answer session will be conducted electronically today. If anyone in our audience does have a question or comment, please press * 1 at this time. Once again, please press * 1 if you have a question or comment and we will pause just a moment. We will first hear from Rick Prentiss with Raymond James.

MR. PRENTISS:

     Hey Guys.  Hey Robert and Steve.  Happy Holidays.

MR. NIELSEN:

     Hey Rick.

MR. PRENTISS:

     Couple questions I got for you. Steve, what do you attribute the fact that you guys have one less competitor in your markets than US Unwired does?

MR. NIELSEN:

     Our largest competitor is Verizon and I think I would attribute it to the other national carriers not having an affiliate program. So, our major competitors are Verizon, Cingular, Nextel and Voice Stream. They have acquired most of the regional operators except for one in Vermont.

MR. PIPER:

     Rick, I would just embellish that answer a little bit by saying we have a number of regional players in our markets -- CenturyTel, Centennial, Price, Alltel -- that may provide us with a few more competitors.

MR. PRENTISS:

                                     -END-

     Obviously a nice advantage to bring that in with less competitors out there. Also on the customer base at IWO, how many ASL Clear Pay type customers are in the base?

MR. NIELSEN:

     We have 33 percent of our base was ASL at the end of the third quarter.

MR. PRENTISS:

     And final question for you guys is: Steve, where do you think the build goes over the next, say, 18 months? What should we look for covered POPs to be on the IWO side at the end of '01 and the end of '02?

MR. NIELSEN:

     Well, Rick, at the end of the third quarter, we ended the quarter with 3 1/2 million cover POPs or 58 percent. So, we will end the year on our guidance of 4 million covered POPs, 65 percent.

MR. PRENTISS:

     Right.

MR. NIELSEN:

     And that's the furthest out we're giving our guidance today.

MR. PRENTISS:

     Okay. But when you're saying you're fully funded, does that assume some additional building in that fully funded?

MR. NIELSEN:

     Yes. We'll complete our build through 2002 and, you know, the majority of it will be completed next year. Some may go into the early part of 2003 but we've got great momentum to build and we're moving rapidly to finish building our markets. This year we've launched ten markets and we've greatly expanded seven. We have eight remaining.

MR. PRENTISS:

     Well, congratulations.  It looks like a nice win/win transaction guys.

MR. VAUGHN:

     Rick, that guidance that I provided was through free cash flow positive, as well.

MR. PRENTISS:

     Oh, great.

MR. VAUGHN:

     Just to clarify that.

OPERATOR:

     Next we'll hear from Reaaryeh Bourkoff with UBS Warburg.

                                     -END-

MR. BOURKOFF:

     Thank you. Congratulations on the deal. Just to clarify one point in asking a question, could you clarify that the change of control provision in the IWO bonds are not triggered as part of this transaction given the Sprint affiliate carve out and then could you also discuss any potential amendments that you may need to get from the senior credit facilities that in order to consummate the transaction and maybe just go over a little more what the structure will be? Thank you.

MR. VAUGHN:

     All right. We're very comfortable that with the carve out that IWO has to basically merge with or consolidate into any other Sprint affiliate that this transaction qualifies in that regard. The transaction will be structured as an unrestricted subsidiary. It's the same structure that you saw employed in the AirGate-IPCS transaction and also the TeleCorp-Tritel where we will not combine the capital structures. The senior debt and the bonds of IWO will stay at the IWO level. Our bonds and senior debt will stay at the US Unwired or LA Unwired level. As far as the senior debt creditors, both sets have to approve the transaction but it doesn't really change the credit status of either entity. We don't see that being a problem.

MR. BOURKOFF:

     Thank you very much.

OPERATOR:

     Moving on, we'll hear from Cindy Motz with CS First Boston.

MS. MOTZ:

     Congratulations. It looks like a really good transaction all the way around. I was just curious. Do you expect any sort of integration issues with the merger and then, you know, obviously maybe it's not imminent but will you consider future acquisitions, I guess, with the consolidations with other affiliates? Thanks.

MR. PIPER:

     Cindy, one of the very attractive pieces of this transaction internally is how well this negotiated process went and how similar the operating culture seems to be of the two companies. So, we're hoping that feeling will continue during the integration process. We certainly are expecting that it will. But, again, we have geographic diversity. There would be a lot of economy in each of the properties as we go forward. IWO has built a lot of momentum here in the last 12 months. We don't plan to come in and disrupt that at this point. So, we think integration issues will go fairly smoothly. And, you know, we've never been real shy about our desire to -- our desire to look at the potential of mergers and acquisitions. So, I would imagine we're going to sit back and get this property taken care of and get the cultures intermingled but at some point down the road, there may be some other opportunities for us.

MR. NIELSEN:

                                     -END-

     Robert, if I may. You know, the really fortunate is the Sprint affiliates. A lot of the larger systems and office functions are run on the -- you know, the network all runs on a common platform. We're integrated with Sprint's national network and we both leverage off of Sprint, so world class customer care and billing. So, there's not a lot of the typical integrations that you expect in business combinations.

MS. MOTZ:

     Great.

OPERATOR:

     Next from William Blair we'll hear from Bill Benton.

MR. BENTON:

     Hey guys, congratulations.

MR. NIELSEN:

     Hey, Bill.

MR. BENTON:

     Just a few questions. Maybe the first one here for Steve. I know you guys had some construction hurdles in the market early on. It looks as though you have started to overcome those. I think you said you're going to be 65 percent at the end of the year. I'm wondering if you see any more going forward or whether you think you really kind of cleared through that issue and then if you guys could also talk about what changes you expect to make in the combined entity going forward maybe with respect to distribution or anything like that?

MR. NIELSEN:

     Well, let me answer the build question first. We believe that we put in the resources of processes to address and conquered what were early zoning challenges. It is a more challenging zoning environment in the Northeast. We believe we've got the expertise, the people in the processes and we're working. We got good momentum. We're averaging well over 60 sites a quarter going on there and we think going into the next year that momentum will continue and that our great progress won't slow down.

MR. BENTON:

     Okay.

MR. NIELSEN:

     On the operational side, we don't expect any significant changes in product mix. We sell Sprint products and services. We sell the same line up of handsets. We participate in Sprints national distributors and to complement them we each have strong local retail presence that also complement customer care and then the local distributors are regional name. So, we would not anticipate any significant shift in distribution strategies. We will certainly be trying to leverage best practices and our energy in this type of a transaction are

                                     -END-
     not necessarily in cost reductions. They're in best practices and combination of management strengths. So, we expect to do that.

MR. BENTON:

     Okay. Just a couple follow-up questions. If you could just touch on, are you guys doing anything special at IWO with respect to controls on the ASL side or to improve further the economics there, and then also could you talk about any changes that you anticipate in the competitive profile in the Northeast in general?

MR. NIELSEN:

     If I can answer those in reverse order, I'll ask Tim Medina who I think on the ASL, as our finance chief financial officer, has spent a lot of time analyzing that. As far as changing competitive landscape, Cricket just launched in Syracuse last month and you guys can look at the history where they come into a Sprint market. It's generally caused an immediate lift and has not caused Sprint to suffer in a performance. It's too early for us to tell how strong of a competitor they will be. They have a fairly limited network geography and licenses right now in our market. We have noticed that some of our competitors have slowed their build from the beginning of the year. We don't expect any significant change in the competitive landscape in our territory in the near future.

MR. BENTON:

     Okay.

MR. NIELSEN:

     Tim, would you answer the ASL question?

MR. MEDINA:

     Yes. Our focus in the point of sale is on education to the customer to make sure they know what they're buying. Part of that also is getting it into the right rate plan. We tend to try to push the ASL customer into a slightly higher rate plan they might think at that time they need because we want to avoid breakage. We believe there's a direct link between the degree of breakage or, in other words, the amount over your bundled rate plan monthly recurring charge. We want to keep -- we want to limit the amount of breakage that occurs because that's a direct driver of churn for this particular credit class. So, that's really what our focus is, that also we implemented Clear Pay as the other affiliates and we think we've been successful getting the ASL customers into the right rate class and we think that's keeping our churn at the lower end of the affiliate group.

MR. NIELSEN:

     To reinforce that, we have a fairly long charge back period for our distributors which incents them to educate the sale through customers. We implement the Clear Play as Tim said and the customer charges at point of sale.

MR. BENTON:

     Thank you, guys.

                                     -END-

MR. VAUGHN:

     Thanks, Bill.

OPERATOR:

     From Johnson Rice, we'll hear from John Bright.

MR. BRIGHT:

     Thank you.  Congratulations, Guys.

MR. NIELSEN:

     Thanks, John.

MR. BRIGHT:

     First, if you could walk us through the transaction process, maybe some of the timing and decision factors, Robert and Steve, and kind of how the bidding process kind of shaped out. A couple of detail questions, one, the roaming ratio currently for IWO and then maybe third talk about, have you gotten any indication as far as from the larger shareholders who might be interested in the distribution from a size standpoint and then maybe a couple others, one, the accumulative capex for IWO and then lastly say you make the EBITDA positive in 2002, are you projecting it in a combined basis for 2002?

MR. PIPER:

     Let me start with the transaction process that we went through and just give you some highlights about that. It was very -- having looked at other opportunities in the time that we've been a Sprint affiliate and having experienced some of those processes, I have to say this one went very smoothly. We really met really for the first time seriously in October 24th and I think both of us walked away from that meeting feeling very positive about the potential of a transaction and obviously we worked fairly quickly from thereafter to accomplish it. So, the process went quite well. I don't know what the bidding process was; but I know that both parties feel like this is a fair and equitable transaction today that we've completed. So, it went quite well and went very quickly. Let me turn it over to Jerry and talk to you about some of the financial questions you had.

MR. VAUGHN:

     Let me answer a couple of questions we can address and Steve can talk about your roaming and your cumulative capex. The major shareholders of IWO is InvestCorp and Odyssey Partners. They are two that hold in excess of 75 percent of the stock of IWO. Clearly I think that one of the early plans for this company they had was to go public and get a public exit strategy and give public liquidity. Obviously the capital markets worked against that as it worked against some of these other quasi public affiliates that are now private. They clearly have some desire for some liquidity but I think from talking to them and listening to them about the way they've done things, they're not going to be in a position that if the market is not correct, they're going to rush out to raise cash. They don't need to do that. They're going to be very disciplined about it. That's why we put in this proactively managed process so we could deal with that. As far as the EBITDA guidance, what we're saying for the present time, we still got a lot of wood to chop here in putting together a

                                     -END-
     combined business plan that makes sense that we all signed off on. What we're saying right now is that in 2002 we will be EBITDA positive and we prefer just to leave it at that and as soon as the closing takes place, I think we can provide some much better and more precise guidance on a whole bunch of fronts not just EBITDA.

MR. BRIGHT:

     Okay.  As far as the roaming is concerned?

MR. NIELSEN:

     The current roaming ratio is 1.3 travel end. Our cumulative capex through the third quarter is 62 million and our guidance is 85 million for the year. That includes accelerating 3-G implementation of about 11 million. If I may, you know, Jerry laid it out very well. From our side of the process went very well. Our interest in addition to our investors looking for a way to set up their liquidity, as I think the whole team here will attest, they were also looking for a place where they could combine management, leverages energies and strengths, continue to influence and remain focused on completing our build, keeping the sales momentum and keeping our extremely favorable operating leverage. We have very favorable operating leverage of, you know, operations is a percent of revenue. So, we found what we believe to be the perfect partner.

MR. BRIGHT:

     Okay. If I could just go and get a couple more operational ones. Could you throw out the ARPU Churn and CPGA for the last quarter?

MR. NIELSEN:

     The service ARPU for the third quarter was $57. The total ARPU was $89. The churn last quarter was -- the monthly churn was 2.45 percent for the quarter ending September.

MR. BRIGHT:

     Okay.  And the CPGA?

MR. NIELSEN:

     The CPGA was approximately $350.

MR. BRIGHT:

     Thank you.  Congratulations again.

OPERATOR:

     Moving on, we'll hear from Lei Qiu with Chilton Investment Company.

MS. QIU:
     I have a quick question. What is the roaming rates with PCS from the IWO side and how is that going to be effected and going forward?

MR. NIELSEN:

                                     -END-

     Our roaming rates are scaled down to 12 cents now. They will start the new year at 10 cents, were consistent with Sprint's program. We do not have any unique rates as an affiliate.

MS. QIU:

     What about on the Unwired side?

MR. NIELSEN:

     Unwired has fixed its rate through 2002 at 20 cents. Then at the end of that period, we will adjust to where the rest of the affiliate program is.

MS. QIU:

     Okay.

MR. NIELSEN:

     Jerry reminded me to share with you. We tend to forget about it because we went travel break even around May and we've been travel positive since. But as we build out our markets, our travel margin continues to improve but we do have a clause that protects us through 2002 that we do not have to pay any travel deficit if it were to occur.

MS. QIU:

     Okay.  That's on the IWO side, right?

MR. NIELSEN:

     That's on the IWO side, correct. MS. QIU:  Thank you very much.

OPERATOR:

     Next up we have Steve Emerald with Morgan Stanley.

MR. EMERALD:

     Good morning, Guys. Congratulations. It sounds like a great deal. I'm very happy also that as IWO covers my former stomping grounds. That's where I went to both high school and college. So, I'm very happy they joined US Unwired there. I have a little follow-up question on the roaming. You're saying that US Unwired keeps the .20 through 2002; is that correct?

MR. PIPER:

     Right.

MR. EMERALD:

     Then IWO goes in January 1st to 10 cents?

MR. PIPER:

     Right.

MR. EMERALD:

                                     -END-

     If you put the two companies together, where do you stand on your net roaming revenues?

MR. PIPER:

     Let me tell you where US Unwired was in the third quarter and then maybe let Tim or Steve comment on IWO for that same period. We had a net position of $9.9 million. That's the revenue minus expense in the third quarter from last year or this year.

MR. NIELSEN:

     Our net roaming margin in the third quarter in IWO was $2.9 million up from the break even in the second quarter.

MR. PIPER:

     IWO has a very positive trend right now under roaming. As they get their markets built, they put additional cell sites on the air. So, we're feeling fairly good about the prospects there.

MR. VAUGHN:

     Steve, just to clarify that IWO has a separate management agreement with Sprint which will remain in place, we likewise have a separate management agreement which would also remain in place. We will not combine the two management agreements in any capacity.

MR. EMERALD:

     Great.

MR. NIELSEN:

     The other thought to remind on travel is Sprint changed the rate, scaled it down. We are as a group of affiliates finalizing an agreement with Sprint now to put into writing a cost or margin base formula that would govern the setting of the travel rights into the future.

MR. EMERALD:

     Great.  Thanks a lot.

OPERATOR:

     Greg Gorbatenko with Loop Capital Partners has our next question.

MR. GORBATENKO:

     It's actually Loop Capital Markets. Maybe I missed it, but could you give the IWO last quarter revenue, please?

MR. MEDINA:

     The total revenues for the last quarter were $32.2 million.

MR. GORBATENKO:

     That's perfect.  Thank you.

OPERATOR:

                                     -END-

     Up next from Morgan Keegan we have Tavis McCourt.

MR. MCCOURT:

     Good Morning, Guys.

MR. NIELSEN:

     Hey, Tavis.

MR. MCCOURT:

     Looks like a good transaction. Congratulations. Most of my questions have been answered but I was wondering, Steve, do you guys still own any of your towers or how many towers do you own? Have you gone through a sale/lease back process there at all?

MR. NIELSEN:

     We have a build to suit arrangement with a number of tower companies and I would not be able to quote you the specific number. We own very few towers today.

MR. MCCOURT:

     On the Clear Pay side, you said you're roughly one-third Clear Ppay customers right now. Where would that number have been a year ago or at the beginning of this year, I guess?

MR. NIELSEN:

     Around 20 percent.

MR. MCCOURT:

     Thank you.

MR. NIELSEN:

     Thanks, Tavis.

OPERATOR:

     Next we have Marty Malloy. It looks like Mr. Malloy has disconnected. I apologize. Trey Ott with Delaware Investments has our next question.

MR. OTT:

     Good morning, Guys. My one question is: When you guys were talking with S & P and Moody's with the recent upgrade, was this transaction contemplated at the time? Was this relayed to them?

MR. VAUGHN:

     No, it was not.

MR. OTT:

     Any fear of an impact now that you're pushing -- one of their big positives was that you were EBITDA positive. You had a substantial funding position. Any fear that this may be -

                                     -END-

MR. VAUGHN:

     We have already had discussions with both S & P and Moody's. I will leave it to them to apprise you of what their outcome of that was. We feel very encouraged by those discussions. Remember the way this transaction is structured we remain separate and distinct credits. So, that was the basis for giving us our upgrade and our ratings was based on our credit and our operational performance. The reason that IWO has the ratings that they do was based on their operational performance. Obviously we're much fresher in the minds of the people at S & P and Moody's. We've had more recent meetings. I would imagine that probably in the very near future we will have the IWO management team get before both of those agencies to update them on where they have come because their bonds are about a year old now. So, it's about time for them to make presence before them as well.

MR. OTT:

     Thank you.

MR. NIELSEN:

     Keep in mind that as Jerry stated earlier, individually both companies are very well and overfunded through free cash flow.

OPERATOR:

     Next we have Colette Fleming with UBS Warburg.

MS. FLEMING:

     Just a couple of quick questions. First one, we can talk about the acquisition hold front. If you look at the number of deals that have taken place from the public, Sprint PCS affiliates buying private companies, in a sense you've had IPO's of these companies vis-a-vis public companies and I think the number of secondaries out there -- just to put in perspective, I know you talked about potentially further acquisition -- but to put it in perspective, if you look at the top four companies or the four publicly traded Sprint PCS affiliates are really almost at about 60 million out of 75 million POP. So, is it safe to say that we've seen the cream of the crop of the private affiliates come out and that we will probably have a breather here and in terms of some of the acquisition activity? And then I just have a follow-up question on some of the Proforma financials.

MR. PIPER:

     Let me make a couple of comments about the acquisition as best I can. There's certainly some strong affiliates out there that are not public, strong demographically, strong operationally that may be looking for an opportunity to provide their shareholders some liquidity by merging with a publicly traded company. So, I think you will still see there will be some level of interest in merging Sprint affiliates. We are going to sit back and digest what we have, make sure our operations remain in order going forward and then at some point down the road we may renew our interest.

MR. NIELSEN:

     We do agree, though, the cream of the crop just combined.

                                     -END-

MS. FLEMING:

     Just a follow-up: In terms of the financials, we have all the financials fom IWO, from the filings that you guys do. When would you expect the S-4 to come out just because when we've been combining other Sprint affiliates we've just noticed that some of the cost categories aren't always categorized the same and we want to make sure we can pretty much add the financials together from what we have to look at the Proforma? Do you have any kind of time table or is there any change differences in classifications along the two companies?

MR. VAUGHN:

     To answer the second one first, Colette, I think there's a couple of minor differences. By minor differences, Tim and I sat down and compared the way we went about things. We have both some opportunities here I think to do some things. We will clearly endeavor to try to make sure that we have an apples to applessituation here. As far as timing, I think we have thought about it but this deal actually came together very late last night. To start to ask our legal teams to start thinking about S-4, is a little premature; but we'll be very prompt in getting that done, though.

MS. FLEMING:

     So, it's safe to say we can for the meantime just add the two companies together, that's it's probably not too much of a difference?

MR. VAUGHN:

     You'll be very safe in doing that.

MS. FLEMING:

     Thanks a lot.

OPERATOR:

     Next from J.P. Morgan, we'll hear from Tom Lee.

MR. LEE:

     Hey, Guys, I'm calling from a Sprint phone. So, if we get disconnected, it's

MR. NIELSEN:

     It's sounds crystal clear.

MR. LEE:

     I'm actually standing outside in Denver as we speak. I did have a question on just sort of network characteristics in general. As you guys look at your two networks, could you guys characterize when you look of a per user basis what the off net travel is per sub per month? Like in terms of minutes, is there a difference in levels between the two and then as you guys -- I imagine as you guys extend your footprint and you bring your launched POP's closer to the 16 million, you know, as you fill in coverage, should we expect the off net minutes to start to decline?

                                     -END-

MR. VAUGHN:

     Tom, this is Jerry.  Our off net minutes last quarter was in the mid-80's.

MR. MEDINA:

     Ours is declining from about 120 in the second quarter, was about 110 in the third quarter.

MR. NIELSEN:

     It's continued to scale down as we do build out more -- of our regional network.

MR. LEE:

     Do you have -- is there a rough target, what that could look like by the end of 02?

MR. VAUGHN:

     No, what we've seen, Tom, is we're constantly every quarter surprised at the number of minutes being used by our customers. Our plans invite that use, et cetera. You know, Sprint built the foundation on nationwide roaming. I think that one of the attractiveness of people who come into our retail establishes and buy is just that feature and, you know, I'm glad to hear theirs is coming down. We've seen ours increasing. Hopefully we'll meet in the middle here.

MR. LEE:

     OK, Just from a strategic standpoint, do you think there's a -- just conceptually speaking, when we start to see three or four affiliates each with 16, 17 million POP's, we're talking about a level of scale that we only match that of most independently traded wireless companies. You're twice as big in terms of POP like a western wireless. And from a network side, I know that a lot of services that you guys have are Type 2 but is there any logic to considering establishing independent -- is there independent structures for some administrative function?

MR. PIPER:

     Well, not today. We just moved from being a Type 3 affiliate to a Type 2 affiliate. We're kind of going in the other direction today. Certainly we want to supplement Sprint service wherever we can, to work on retention as subscribers work on customer satisfaction in general. But today we're kind of headed in the other direction.

MR. NIELSEN:

     Sprint is working very hard with us to coordinate and make sure they are meeting our expectations on those services. Of course, they're driven to do so for a competitive edge, as well. It's important to the Sprint franchise to keep a seamless view to the customer. I think that's very important to the brand of product and the single platform are both network and those types of services allows a very competitive advantage in the product that you can offer and in the way that you can manage expanding into other classes as we have with clear pay or ASL. We have a strategic advantage by having that common platform today.

MR. LEE:

                                     -END-

     But we need to add to that question. For instance, if there's an opportunity like in your markets where you have universities to do some sort of university type plan, is there sufficient flexibility in your agreements or in your Type 2 relationships to maybe establish a couple of local pricing plans that might -- like will make plans or things like that.

MR. NIELSEN:

     Yes. We have the flexibility to do regional plans as long as they do not conflict or diminish the national brand product.

MR. PIPER:

     That's one of the real competitive advantages of the whole affiliation program is that we're large enough that we have all the strength of Sprint and absorb the advancements, service advancements, but at the same time the affiliates are small enough that they can give the individualized attention to each market that they require. So, we have that flexibility; and it's been a big plus for us.

MR. LEE:

     Great.  Congratulations, Guys.

MR. VAUGHN:

     Sarah, this is Jerry. We have time for one more question. We apologize for the group but Robert and I have a plane to catch. We actually came up to Albany last night. So, we're with the IWO personnel. When we announced this, we thought it was very important to do. We actually need to get back and do the same to our employees. So, we apologize. You can reach Robert or I or Steve or Tim later on in the afternoon; but we'll take one more question, please.

OPERATOR:

     Our final question today comes from Matthew Zucker with BNP Paribas.

MR. ZUCKER:

     Congratulations on this transaction, Guys.

MR. NIELSEN:

     Thank you.

MR. ZUCKER:

     A quick question regarding...

MR.NIELSEN:

     Matt?

OPERATOR:

     One moment, please.

MR. ZUCKER:

                                     -END-

     Can you hear me now?

MR. NIELSEN:

     You're back.

MR. ZUCKER:

     The question is just regarding -- just some rationale to follow-up really on John's question earlier. When he said the process, just about the rationale of the transaction and also about the pricing of the transaction, it seems that on the Unwired side they got a much better purchase price here than Airgate. I was just hoping to get some color into that.

MR. PIPER:

     Other than saying the process was a pleasurable one, if I can, it was just a good process from beginning to end and this is a stock transaction. So, I don't know that the true value -- we can tell you what the true value of this thing is today. We're all shareholders in the company, stockholders in the company. We certainly expect these values to increase over time. We're expecting this particular transaction over time to be a catalyst, one of the catalyst for this increase. So, it was a deal that made sense and that's what we did.

MR. ZUCKER:

     That pretty much takes care of everything. I was again trying to -- based on my numbers, it appears that Airgate paid somewhere around $1,100 per POP versus your $727 in enterprise value. So, you got a much better pricing on this transaction it appears. But, you know, if you have any additional comments, that would be great.

MR. PIPER:

     There's a lot of different ways to look at the pricing. I guess there's discount. There's enterprise value per POP. There's total enterprise value and I guess you can pick one of the other and decide whether or not it was a better deal than what Airgate got. If you look at a discount, it was about a 12 percent discount, I believe; and the Airgate transaction was a 20 percent discount from what I understood. You know, different people, different companies value themselves differently.

MR. NIELSEN:

     Are you adjusting those numbers for where the stock market and the relative stocks are trading today?

MR. ZUCKER:

     Yes.  That was based on the transaction dates.

MR. NIELSEN:

     The prices are obviously trading much different today and I think you would have to -

MR. VAUGHN:

     We didn't start this process to try to do better or worse than anybody else. We tried to strike a deal that both parties felt was very comfortable because we viewed this as the start of

                                     -END-
     something, not the ending of something and we all think that every Sprint PCS affiliate purchase or otherwise is significantly undervalued. We're looking to the upside. We're all in this for the long run.

MR. PIPER:

     Let me just close by saying that US Unwired has always been focused on growing in its business from within, and thus far we've been successful. Along the way, however, we've not been shy about our desire to also grow externally. We're closer to reaching that goal today and we're closer to reaching that goal while at the same time remaining focused on profitable growth. As we have begin the process of transition, we are excited. We're committed and we believe the value of US Unwired through this transaction will continue to grow. Again, thank you for being with us this morning.

OPERATOR:

     That concludes today's teleconferencing. Thank you-all for your participation.



                                     * * *
                             ADDITIONAL INFORMATION
                             ----------------------

In connection with the proposed merger, US Unwired Inc. will file with the SEC a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about US Unwired Inc. and IWO Holdings, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, US Unwired Inc., 901 Lakeshore Drive, Lake Charles, LA, 70601, Phone: 337-310-3500, Fax:
337-310-3250.

US Unwired Inc. and its directors and executive officers may be deemed to be "participants in the solicitation" of shareholders of US Unwired Inc. in connection with the proposed transaction. Information concerning directors and executive officers and their direct or indirect interests, by security holdings or otherwise, can be found in the definitive proxy statement of US Unwired Inc. filed with the SEC on March 26, 2001.

The foregoing material is not an offer to purchase shares of IWO Holdings, Inc. nor is it an offer to sell shares of US Unwired Inc. common stock which may be issued in any proposed merger with IWO Holdings, Inc. Any issuance of US Unwired Inc. common stock in any proposed merger with IWO Holdings, Inc. would have to be registered under the Securities Act of 1933, as amended, and such US Unwired Inc. common stock would be offered only by means of a prospectus complying with the Act.

                                     -END-

Certain statements contained the foregoing material, such as statements concerning US Unwired Inc. and or the combined company's anticipated performance, plans for growth and anticipated financial results and other factors that could affect future operations or performance and other non-historical facts, are forward looking statements made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the two businesses, the competitiveness of and the financial impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the ability to successfully complete the build-out of the IWO Holdings, Inc.'s network, the potential need for additional capital, unanticipated future losses; the significant level of indebtedness of the combined companies and volatility of US Unwired Inc.'s stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this material, please refer to US Unwired Inc.'s and IWO Holdings, Inc.'s filings with the Securities and Exchange Commission ("SEC"), especially in the "Investment Considerations" and/or "Risk Factors" sections of US Unwired Inc. Form 10-K for the fiscal year ended December 31, 2000, US Unwired Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2001, IWO Holdings, Inc.'s Form S-4 dated July 27, 2001, IWO Holdings, Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2001, and in subsequent filings with the SEC. Neither company will undertake to update or revise any forward-looking statement contained herein.

                                     -END-